SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13-D
Under the Securities Act of 1934*

COMPELLENT TECHNOLOGIES, INC.
(Name of Issuer)

Common Stock, Par Value $0.001 per share
(Title of Class of Securities)

20452A108
(CUSIP Number)

Lawrence P. Tu
Senior Vice President and General Counsel
Dell Inc.
One Dell Way
Round Rock, Texas 78682
(800) 289-3355
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
December 12, 2010
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	20452A108

1	NAME OF REPORTING PERSONS Dell Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) I.R.S. I.D. # 74-2487834

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		342,884 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,947,770(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		342,884 (1)

WITH	10	SHARED DISPOSITIVE POWER

None(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,290,654

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

(1)	Shares of common stock of the Issuer purchased pursuant to the 10b5-1 Plan described in Item 4.

(2)	Pursuant to the Support Agreements described in Item 4, the Reporting Person may be deemed to have beneficial ownership of 8,947,770 shares of common stock of the Issuer. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of such shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is hereby expressly disclaimed.

CUSIP No.	20452A108

1	NAME OF REPORTING PERSONS Dell International L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		None

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,947,770(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER

None(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,947,770

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

(1)	Pursuant to the Support Agreements described in Item 4, the Reporting Person may be deemed to have beneficial ownership of 8,947,770 shares of common stock of the Issuer. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of such shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is hereby expressly disclaimed.

ITEM 1. SECURITY AND ISSUER
     This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Compellent Technologies, Inc., a Delaware corporation (“Compellent”). The principal executive offices of Compellent are located at 7625 Smetana Lane, Eden Prairie, MN 55344.
ITEM 2. IDENTITY AND BACKGROUND
     (a)-(c) This Schedule 13D is being filed jointly by the persons listed below, which persons are sometimes referred to individually as a “Reporting Person” and collectively as the “Reporting Persons”.
     (i) Dell Inc., a Delaware corporation (“Dell”). Dell delivers innovative technology and services which customers trust and value. As a leading technology company, we offer a broad range of product categories, including mobility products, desktop PCs, software and peripherals, servers and networking, and storage. Our services include a broad range of configurable IT and business related services, including infrastructure technology, consulting and applications, and business process services.
     (ii) Dell International L.L.C, a Delaware limited liability company (“Dell International”). Dell International is a direct, wholly-owned subsidiary of Dell.
     The addresses of the principal office and principal business of the Reporting Persons is One Dell Way, Round Rock, Texas 78682.
     (d)-(e)
     Except as described in Dell’s Current Report on Form 8-K filed on July 22, 2010 (which is incorporated by reference into this Schedule 13D), during the past five years, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the directors and executive officers identified on Schedule A to this Schedule 13D, (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
     (f) Other than Klaus S. Luft, who is a citizen of Germany, Gerard Kleisterlee, who is a citizen of the Netherlands and Shirley A. Creed, who is a citizen of the United Kingdom, all of the directors and officers required to be listed in Schedule A are United States citizens.
     Set forth on Schedule A is the name and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of each of the Reporting Persons as of the date hereof.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
     The Reporting Persons may be deemed to have acquired beneficial ownership of 8,947,770 shares of Common Stock pursuant to the Support Agreements (as defined in Item 4 below) between Dell International and each of the following executive officers, directors, affiliates of directors and/or stockholders of Compellent: (1) Philip E. Soran, Chairman of the Board of Directors, President and Chief Executive Officer of Compellent, individually and as trustee of the Philip E. Soran Revocable Trust, the

Soran 2008 Five-Year Grantor Retained Annuity Trust, the Soran 2008 Two-Year Grantor Retained Annuity Trust, the Soran 2009 Five-Year Grantor Retained Annuity Trust, and the Soran 2009 Two-Year Grantor Retained Annuity Trust; (2) John P. Guider, Director and Chief Operating Officer of Compellent, individually and as trustee of the Guider 2008 Grantor Retained Annuity Trust, the Guider 2009 Grantor Retained Annuity Trust, and the John P. Guider Revocable Trust; (3) Lawrence E. Aszmann, Chief Technology Officer of Compellent; (4) Crescendo IV AG & Co. Beteiligungs KG; (5) Crescendo IV Entrepreneurs Fund, L.P., (6) Crescendo IV Entrepreneurs Fund A, L.P.; (7) Crescendo IV, L.P.; (8) El Dorado Technology ‘01, L.P.; and (9) El Dorado Ventures VI, L.P. (collectively, the “Supporting Stockholders”). As of December 12, 2010, the Supporting Stockholders beneficially owned an aggregate of 8,947,770 shares of Common Stock (which number includes, pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), 670,218 shares of Common Stock issuable upon the exercise of stock options that are exercisable within 60 days after December 12, 2010 (the “Option Shares”)), representing approximately 27.4% of the sum of (i) 32,009,800 shares of Common Stock represented by Compellent in the Merger Agreement (as defined in Item 4 below) to be outstanding as of December 10, 2010 and (ii) the Option Shares. The Supporting Stockholders entered into the Support Agreements as an inducement to Dell International and Merger Sub (as defined in Item 4 below) to enter into the Merger Agreement. The Subject Securities (as defined in Item 4 below) to which this Schedule 13D relates have not been purchased by the Reporting Persons. The Reporting Persons have not paid additional consideration to the Supporting Stockholders in connection with the execution and delivery of the Support Agreements and thus no funds were used for such purpose. For a description of the Support Agreements, see Item 4 below, which description is incorporated herein by reference in response to this Item 3.
     In connection with the Merger (as defined in Item 4 below), Merger Sub estimates that it will need approximately $740 million (net of approximately $140 million of cash, cash equivalents and investments, as reported on Compellent's balance sheet as of September 30, 2010) to convert all of the outstanding shares of Common Stock (other than any such shares owned by Dell) into the right to receive $27.75 in cash, without interest, pursuant to the Merger. Merger Sub or one of its affiliates will have sufficient cash on hand at the effective time of the Merger to pay for all outstanding shares of Common Stock that are eligible for conversion under the terms of the Merger Agreement.
     In addition, prior to entering into the Merger Agreement, Dell purchased 342,884 shares of Common Stock in the open market pursuant to the 10b5-1 Plan (as defined in Item 4 below), representing approximately 1.1% of the Common Stock outstanding as of December 10, 2010, as more fully set forth in Item 5(c) below. The source of funds for payment of the purchase price for these shares of Common Stock was cash on hand.
     Accordingly, pursuant to the Support Agreements and the 10b5-1 Plan, as of December 12, 2010, the Reporting Persons may be deemed to have acquired beneficial ownership of 9,290,654 shares of Common Stock, representing approximately 28.4% of the sum of (i) 32,009,800 shares represented by Compellent in the Merger Agreement to be outstanding as of December 10, 2010, and (ii) the Option Shares.
ITEM 4. PURPOSE OF TRANSACTION
     (a)-(b)
     As of December 12, 2010, Dell International, Dell Trinity Holdings Corp., a Delaware corporation and a wholly-owned subsidiary of Dell International (“Merger Sub”), and Compellent entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, among other things: (i) each outstanding share of the Common Stock (other than shares held by (x) Compellent, Dell International, Merger Sub and any other wholly-owned subsidiary of Dell International or Compellent, or

(y) stockholders of Compellent who properly exercise their appraisal rights under Delaware law) will be converted into the right to receive $27.75 in cash, without interest, and (ii) Merger Sub will be merged with and into Compellent with Compellent continuing as the surviving corporation and a wholly-owned subsidiary of Dell International (collectively, the “Merger”). Consummation of the Merger is subject to certain conditions, including (i) adoption of the Merger Agreement by the affirmative vote of stockholders of Compellent holding a majority of the outstanding shares of Common Stock and (ii) other customary conditions set forth in the Merger Agreement, including that the waiting periods under applicable antitrust laws have expired.
     Concurrently with, and as an inducement for Dell International and Merger Sub to enter into the Merger Agreement each of the Supporting Stockholders entered into a Voting and Support Agreement (collectively, the “Support Agreements”) with Dell International, pursuant to which each Supporting Stockholder, among other things, has agreed to vote, and has granted to Dell International an irrevocable proxy to vote, the Common Stock held by such Supporting Stockholder on the date of the Support Agreements, as well as any other shares of Common Stock acquired after that date and any other shares of capital stock of Compellent owned, beneficially or of record, by such Supporting Stockholder during the term of the Support Agreements (the “Subject Securities”), (1) in favor of the Merger, the execution and delivery by Compellent of the Merger Agreement and the adoption and approval of the Merger Agreement and the terms thereof and all actions and transactions contemplated thereby, (2) against any action or agreement that would result in a breach of any representation, warranty, covenant or obligation of Compellent in the Merger Agreement, and (3) against various actions and transactions intended or which would reasonably be expected to impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the actions or transactions contemplated thereby, or any of the actions contemplated by the Support Agreements.
     Under the Support Agreements, the Supporting Stockholders also have agreed, among other things (i) not to transfer or otherwise dispose, tender or grant a proxy with respect to their shares of Common Stock, (ii) to waive, in connection with the Merger and the other transactions contemplated by the Merger Agreement, any dissenters’, appraisal or other similar rights they may have with respect to their shares of Common Stock and (iii) not to solicit, initiate or knowingly encourage the making of a competing acquisition proposal or take any action that could reasonably be expected to lead to a competing acquisition proposal, furnish any information or engage in discussions in connection with a competing acquisition proposal or, subject to limited exceptions, make any disclosure of non-public information relating to the Merger or any competing acquisition proposal or indicating that the stockholder does not support the Merger.
     Generally, the Support Agreements will terminate upon the earlier of (i) the date upon which the Merger becomes effective or (ii) the date upon which the Merger Agreement is validly terminated. If, however, the Merger Agreement is terminated under circumstances involving competing transactions, a change in Compellent’s board of directors’ recommendation of the Merger to Compellent’s stockholders or other “triggering events,” then the Support Agreements will not terminate until the 275th day after the termination of the Merger Agreement.
     On November 18, 2010, Dell adopted a Rule 10b5-1 Trading Plan (the “10b5-1 Plan”) providing for the purchase in the open market, in compliance with the provisions of Rule 10b5-1 under the Exchange Act, of Common Stock in an amount of up to $63.4 million during the period beginning on November 18, 2010 and continuing through January 28, 2011. Concurrently with the adoption of the 10b5-1 Plan, Dell appointed UBS Securities, LLC as purchasing agent in connection with the 10b5-1 Plan, and instructed UBS Securities, LLC to purchase up to 1,560,00 shares of Common Stock at a price per share of less than $27.01 during the period from November 26, 2010 through December 23, 2010. During such period, on the dates and at the average prices per share set forth in Item 5(c) below, Dell acquired beneficial ownership of 342,884 shares of Common Stock. Dell may in the future acquire additional shares of Common Stock under the 10b5-1 Plan, if the Common Stock trades at prices below $27.01 per share, and may also effect open market purchases of Common Stock outside the 10b5-1 Plan at prevailing market prices to the extent equal to or below the price of $27.75 in cash per share payable to Compellent’s stockholders pursuant to the Merger Agreement.
     The foregoing summary descriptions of the Merger Agreement, Support Agreements, and 10b5-1 Plan do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, Support Agreements and 10b5-1 Plan, copies of which are attached as exhibits hereto or incorporated herein by reference.
     (c) Not applicable.
     (d) Upon consummation of the Merger, the directors and officers of Merger Sub immediately prior thereto will become the directors and officers, respectively, of Compellent as the surviving corporation in the Merger, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified. The existing director of Merger Sub is Janet B. Wright, and the existing officers of Merger Sub are Michael S. Dell, Chairman; Brian T. Gladden, Senior Vice President and Chief Financial Officer; Lawrence P. Tu, Senior Vice President, General Counsel and Secretary; Gary Bischoping, Vice President, Treasurer; Thomas Vallone, Vice President, Tax Manager and Janet B. Wright, Vice President and Assistant Secretary.
     (e) Under the terms of the Merger Agreement, Compellent may not, without Dell International’s prior written consent, among other things: (i) declare, set aside, make or pay any dividend or other distribution with respect to any shares of its capital stock; (ii) acquire, repurchase or redeem any shares of its capital stock; (iii) issue, sell, or deliver any shares of its capital stock; or (iv) split, combine, subdivide, or reclassify any shares of its capital stock; in each case, except under limited circumstances as set forth in the Merger Agreement.
     (f) Upon consummation of the Merger, Compellent, as the surviving corporation in the Merger, will become a direct, wholly-owned subsidiary of Dell International, and an indirect, wholly-owned subsidiary of Dell.
     (g) The Merger Agreement contains provisions that limit the ability of Compellent to engage in a transaction that would entail a change of control of Compellent (other than the transactions contemplated by the Merger Agreement) during the pendency of the transactions contemplated by the Merger Agreement.
     (h)-(i) Upon consummation of the Merger, the Common Stock will be delisted from the New York Stock Exchange and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.
     (j) Other than as described above, the Reporting Persons currently have no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(i) of this Schedule 13D (although the Reporting Persons reserve the right to develop such plans or proposals).
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
     (a)-(b) As described in Item 4 (a)-(b) of this Schedule 13D, as a result of the Support Agreements, the Reporting Persons share the power to vote or to direct the vote of the Subject Securities with respect to the matters set forth in the Support Agreements. Assuming the exercise of stock options exercisable within 60 days after December 12, 2010, as of such date the Subject Securities represented in the aggregate approximately 27.4% of the issued and outstanding shares of Common Stock as determined pursuant to Rule 13d-3 under the Exchange Act (based on (i) 32,009,800 shares of Common Stock issued and outstanding as of December 10, 2010 as represented by Compellent in the Merger Agreement, (ii) an aggregate of 8,277,552 issued and outstanding shares of Common Stock subject to the Support Agreements and (iii) an aggregate of 670,218 Option Shares subject to the Support Agreements).
     In addition, any shares of Common Stock acquired or received (including as a result of any stock or extraordinary dividend or other distribution, stock split, reverse stock split, recapitalization, reclassification, reorganization, combination or other like change) by any Supporting Stockholder after the date (and before the valid termination) of the Support Agreements will also be subject to the terms of the Support Agreements. Accordingly, any such acquisition or receipt of shares of capital stock of Compellent by any Supporting Stockholder may result in the Reporting Persons being deemed to be the beneficial owners of such additional shares. However, the Reporting Persons, and each of them, hereby disclaim beneficial ownership of such shares, and this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for any or all purposes, the beneficial owner(s) of any of the Subject Securities covered by this Schedule 13D.
     Furthermore, pursuant to the 10b5-1 Plan, Dell has beneficial ownership of and sole voting and investment power over an additional 342,884 shares of Common Stock, which, as of December 12, 2010, represented in the aggregate approximately 1.1% of the 32,009,800 shares of Common Stock issued and outstanding as of December 10, 2010 as represented by Compellent in the Merger Agreement.
     Accordingly, pursuant to the Support Agreements and the 10b5-1 Plan, as of December 12, 2010, the Reporting Persons may be deemed to have acquired beneficial ownership of 9,290,654 shares of Common Stock, representing approximately 28.4% of the sum of (i) 32,009,800 shares represented by Compellent in the Merger Agreement to be outstanding as of December 10, 2010, and (ii) the Option Shares.
     Except as set forth in this Schedule 13D, no shares of Common Stock are beneficially owned by the Reporting Persons, or any of them, or, to the knowledge of the Reporting Persons, any person listed on Schedule A to this Schedule 13D.
     The foregoing summary descriptions of the Merger Agreement, Support Agreements and 10b5-1 Plan do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, Support Agreements and 10b5-1 Plan, copies of which are attached as exhibits hereto or incorporated herein by reference.
     (c) Except as set forth below and in this Schedule 13D with reference to the Merger Agreement, the Support Agreements and the 10b5-1 Plan, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any person named in Schedule A to this Schedule 13D, has effected any transaction in the Common Stock during the past 60 days. Within the past 60 days, Dell has made the following open-market purchases pursuant to the 10b5-1 Plan:

Trade	Total	Average	Gross
Date	Shares	Price	Amount
11/26/2010	18,500	$25.8955	$479,066.75
11/29/2010	80,000	$25.1666	$2,013,328.00
11/30/2010	80,000	$25.7791	$2,062,328.00
12/1/2010	136,684	$26.3256	$3,598,288.31
12/2/2010	23,900	$26.9048	$643,024.72
12/3/2010	3,800	$26.9683	$102,479.54

     (d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Securities or the shares of Common Stock acquired by Dell pursuant to the 10b5-1 Plan.
     (e) Not applicable.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
     Other than as described in Items 3, 4 and 5, which are incorporated herein by reference, and in the agreements and documents attached as exhibits hereto or incorporated herein by reference, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of Compellent, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, the existence of which would give another person voting or investment power over the securities of Compellent.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit
Number	Description
1	Agreement and Plan of Merger, dated as of December 12, 2010, by and among Dell International L.L.C., Dell Trinity Holdings Corp. and Compellent Technologies, Inc. (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K of Compellent Technologies, Inc. filed by Compellent Technologies, Inc. on December 16, 2010).

2	Form of Voting and Support Agreement entered into between Dell International L.L.C. and the following stockholders of Compellent Technologies, Inc.: Entities Affiliated with El Dorado Ventures, Entities Affiliated with Crescendo Ventures, Lawrence E. Aszmann, John P. Guider and Philip E. Soran. (incorporated by reference to Exhibit 2.2 of the Current Report on Form 8-K of Compellent Technologies, Inc. filed by Compellent Technologies, Inc. on December 16, 2010).

3	Dell Inc. Rule 10b5-1 Trading Plan (filed herewith).

     SIGNATURE After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DELL INC.
By:	/s/ Janet B. Wright
	Name:	Janet B. Wright
	Title:	Vice President and Assistant Secretary

DELL INTERNATIONAL, L.L.C.
By:	/s/ Janet B. Wright
Title: Manager

Date: December 21, 2010

SCHEDULE A
DIRECTORS AND EXECUTIVE OFFICERS OF REPORTING PERSONS
     The following table sets forth the name, business address, present principal occupation or employment and material occupations, positions, offices or employment of each of the directors and executive officers of each of the Reporting Persons. All directors and executive officers listed below are citizens of the United States unless otherwise noted herein.
DELL INC.:

Present Principal Occupation or Employment and
Name	Position	Business Address
James W. Breyer	Director	Accel Partners, Partner.
428 University Avenue
Palo Alto, CA 94301
Donald J. Carty	Director	Retired.
Barrick Gold Corporation, Hawaiian Holdings Inc.,
Gluskin Sheff and Associates, and Talisman Energy Inc.,
Director.
c/o Dell Inc.
One Dell Way
Round Rock, Texas 78682
(800) 289-3355
Michael S. Dell	Director and Chief	Chairman of the Board and Chief Executive Officer,
	Executive Officer	Dell Inc.
Dell Inc.
One Dell Way
Round Rock, Texas 78682
(800) 289-3355
William H. Gray, III	Director	GrayLoeffler L.L.C, Co-Chairman.
300 New Jersey Avenue NW, Suite 650
Washington, DC 2001
Gerard J. Kleisterlee	Director	Royal Philips Electronics, President and CEO.
Mr. Kleisterlee is a citizen of The Netherlands.
Philips Electronics North America Corporation
3000 Minuteman Road M/S 109
Andover, MA 01810
Judy C. Lewent	Director	Director of Thermo Fisher Scientific Inc.
Trustee and Chairperson of the audit committee of the
Rockefeller Family Trust. Life member of the
Massachusetts Institute of Technology Corporation.
Member of the American Academy of Arts and Sciences.
c/o Dell Inc.
One Dell Way
Round Rock, Texas 78682
(800) 289-3355
Thomas W. Luce, III	Director	The National Math and Science Initiative, President, Chief Executive Officer, and Director.
Klaus S. Luft	Director	Artedona AG, Founder and Chairman of the supervisory board.
MATCH — Market Access Services GmbH & Co., KG, Owner
and President.

Present Principal Occupation or Employment and
Name	Position	Business Address
Goldman Sachs Europe Limited, Vice Chairman and International Advisor.
The Honorary Consul of the Republic of Estonia in the State of Bavaria.
Mr. Luft is a citizen of Germany.
c/o Dell Inc.
One Dell Way
Round Rock, Texas 78682
(800) 289-3355
Alex J. Mandl	Director, Presiding	Gemalto N.V., non-Executive Chairman.
	Director.	Hewitt Associates, Inc., Horizon Lines, Inc. and Visteon Corporation, Board Member.
c/o Dell Inc.
One Dell Way
Round Rock, Texas 78682
(800) 289-3355
Shantanu Narayen	Director	Adobe Systems Incorporated, President and Chief Executive Officer.
Adobe Systems Incorporated
345 Park Avenue
San Jose, CA 95110-2704
Sam Nunn	Director	Nuclear Threat Initiative (NTI), Co-Chairman and Chief Executive Officer.
Chevron Corporation, The Coca-Cola Company and General
Electric Company, Director.
c/o Dell Inc.
One Dell Way
Round Rock, Texas 78682
(800) 289-3355
H. Ross Perot, Jr.	Director	Hillwood Development Company, Chairman and Founder.
EastWest Institute, Business Executives for National Security, the Governor’s Business Council and the World Affairs Council, Director.
Hillwood Development Company
13600 Heritage Parkway, Suite 200.
Fort Worth, Texas 76177
Peter A. Altabef	President, Dell Services	Dell Inc., President of Dell Services.
Dell Inc.
One Dell Way
Round Rock, Texas 78682
(800) 289-3355
Bradley R. Anderson	Senior Vice President,	Dell Inc. Senior Vice President of Enterprise Product Group.
Enterprise Product Group
Dell Inc.
One Dell Way
Round Rock, Texas 78682
(800) 289-3355.
Paul D. Bell	President, Global Public	Dell Inc., President of Global Public.
Dell Inc.
One Dell Way
Round Rock, Texas 78682
(800) 289-3355.

Present Principal Occupation or Employment and
Name	Position	Business Address
Jeffrey W. Clarke	Vice Chairman, Operations and Technology	Dell Inc., Vice Chairman of Operations and Technology.
Dell Inc.
One Dell Way
Round Rock, Texas 78682
(800) 289-3355
Stephen J. Felice	President, Consumer, Small and Medium Business	Dell Inc., President of Global Small and Medium Business.
Dell Inc.
One Dell Way
Round Rock, Texas 78682
(800) 289-3355
Brian T. Gladden	Senior Vice President and Chief Financial Officer	Dell Inc., Senior Vice President and Chief Financial Officer (“CFO”).
Dell Inc.
One Dell Way
Round Rock, Texas 78682
(800) 289-3355
David L. Johnson	Senior Vice President,	Dell Inc., Senior Vice President of Corporate Strategy.
	Corporate Strategy	Dell Inc.
One Dell Way
Round Rock, Texas 78682
(800) 289-3355
Karen Quintos	Senior Vice President, Chief Marketing Officer	Dell Inc., Vice President and Chief Marketing Officer (“CMO”).
Dell Inc.
One Dell Way
Round Rock, Texas 78682
(800) 289-3355
Steve H. Price	Senior Vice President,	Dell Inc., Senior Vice President of Human Resources.
	Human Resources	Dell Inc.
One Dell Way
Round Rock, Texas 78682
(800) 289-3355
Ronald V. Rose	Senior Vice President,	Dell Inc., Senior Vice President of Dell.com.
	Dell.com	Dell Inc.
One Dell Way
Round Rock, Texas 78682
(800) 289-3355
Stephen F. Schuckenbrock	President, Global Large	Dell Inc., President of Global Large Enterprise.
	Enterprise	Dell Inc.
One Dell Way
Round Rock, Texas 78682
(800) 289-3355
Lawrence P. Tu	Senior Vice President, General Counsel and Secretary	Dell Inc., Senior Vice President, General Counsel and Secretary. Dell Inc.
One Dell Way
Round Rock, Texas 78682
(800) 289-3355
Gary E. Bischoping, Jr.	Vice President and Treasurer	Dell Inc., Vice President and Treasurer.
Dell Inc.
One Dell Way
Round Rock, Texas 78682
(800) 289-3355

Present Principal Occupation or Employment and
Name	Position	Business Address
Thomas Vallone	Vice President, Tax	Dell Inc., Vice President of Tax.
Dell Inc.
One Dell Way
Round Rock, Texas 78682
(800) 289-3355
Janet B. Wright	Vice President and	Dell Inc., Vice President and Assistant Secretary.
	Assistant Secretary	Dell Inc.
One Dell Way
Round Rock, Texas 78682
(800) 289-3355
Thomas W. Sweet	Vice President and	Dell Inc., Vice President and Corporate Controller.
	Corporate Controller	Dell Inc.
One Dell Way
Round Rock, Texas 78682
(800) 289-3355
DELL INTERNATIONAL L.L.C.:

Present Principal Occupation or Employment and
Name	Position	Business Address
Michael S. Dell	Chairman and Chief	See above.
Executive Officer
Brian T. Gladden	Senior Vice President and Chief Financial Officer	See above.
Lawrence P. Tu	Senior Vice President, General Counsel and Secretary	See above.
Thomas W. Sweet	Vice President, Finance and Chief Accounting Officer	See above.
Gary E. Bischoping, Jr.	Vice President and Treasurer	See above.
Thomas Vallone	Vice President and Tax Manager	See above.
Janet B. Wright	Manager, Vice President and Assistant Secretary	See above.
Shirley A. Creed	Assistant Secretary	Dell Inc., Assistant Secretary.
Ms. Creed is a citizen of the United Kingdom.
Dell House, The Boulevard, Cain Road
Bracknell, Berkshire
United Kingdom
RG12 1LF